OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WindowMirror Inc

5440 W BERTEAU
Suite 1
Chicago, IL 60641

www.windowmirror.org

butterfly

5000 shares of Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

WindowMirror, Inc.

(an Illinois Corporation)

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000.

WindowMirror™ is a mobile and technology platform and mobile product (Android and iOS) application being designed to support and assist anyone living with dementia and their caregivers (including institutions) as a daily organizer, memory aid, emergency resource, and virtual caregiving tool and resource. WindowMirror™ will integrate speech-to-text, facial recognition, augmented reality, and GPS software and algorithms into a singular application.

For the Primary User, the application's core function will be voice-command driven, talk-to-text features, where Primary Users can save time-stamped thoughts and memories, and for the family, caregivers and health professionals can gather, analyze and manage data regarding the Primary User's condition and progression and management. An important goal is to optimize states of flow for persons with cognitive impairments and provide a database or library of the legacy of thoughts and memories for loved ones. It is being designed specifically to be intuitive and adaptive to each Primary User's Alzheimer's or dementia progression. WindowMirror™ will help its Primary Users to capture memories, recognize loved ones, help the Primary User and his or her family or caregivers understand where they are and what you are doing, locate and communicate with caregivers, giving caregivers and family the ability to assist the Primary User in any way he or she needs, all in an engaging, easy to use, experience.

The United States and world-wide market for individuals, families, caregivers and healthcare professionals to utilize mobile technology to address the care for the elderly and peoples with cognitive disabilities is significant. The extensions of the application to various specialized and specialty needs such as PTSD and eldercare generally, are equally significant. The Company has worked hard over the last two (2) years in building its brand in the Alzheimer's and eldercare field. With its current team, and execution of its Business Plan, the Company believes it has an opportunity to be a significant influencer and player in this product/service category on a world-wide scale at an important time for the Alzheimer's and dementia movement.

A more extensive discussion of WindowMirror's business and growth strategy can be found in its Business Plan, which is attached as Appendix A to this Memorandum. You should consider carefully this Memorandum, the Business Plan and the other Appendices hereto before deciding to invest in the Seed Round Preferred Stock Shares.

The securities offered by this Memorandum are speculative and involve a high degree of risk. Consider carefully the "Risk Factors" of this Memorandum.

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

THE SECURITIES OFFERED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THESE SECURITIES WILL ALSO BE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE COMPANY'S SHAREHOLDER AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY OTHER COMMUNICATION RELATING TO THE OFFERING AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN COUNSEL, ACCOUNTANT OR OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION OR TO ANY PERSON IN WHICH OR TO WHOM SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. ANY REPRODUCTION OF THIS MEMORANDUM IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY PLACE HIMSELF AND THE COMPANY IN VIOLATION OF FEDERAL AND STATE SECURITIES LAWS.

NO OFFERING LITERATURE OR ADVERTISING OF ANY FORM MAY BE EMPLOYED IN THE OFFERING EXCEPT FOR THIS MEMORANDUM AND SUPPLEMENTAL MATERIALS, IF ANY, WHICH ARE EXPRESSLY AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THIS MEMORANDUM CONTAINS A SUMMARY OF THE COMPANY'S SHAREHOLDER AGREEMENT. SUCH SUMMARY DOES NOT KNOWINGLY MISSTATE OR OMIT ANY MATERIAL FACT. HOWEVER, SUCH SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE SHAREHOLDER AGREEMENT, WHICH WILL BE SENT TO PROSPECTIVE INVESTORS PRIOR TO THE CLOSING OF AN INVESTOR'S PURCHASE OF SEED ROUND PREFERRED STOCK SHARES.

EACH INVESTOR MAY REVIEW SUCH DOCUMENTS, RECEIVE ANSWERS TO SUCH QUESTIONS AND OBTAIN SUCH ADDITIONAL INFORMATION RELATING TO THE COMPANY, THE COMPANY'S INITIAL INVESTMENTS AND THIS OFFERING AS SUCH INVESTOR DEEMS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS MEMORANDUM. SEE "ADDITIONAL INFORMATION."

THE SECURITIES BEING OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT FOR NON-PUBLIC OFFERINGS. THE COMPANY WILL OFFER THE UNITS TO A LIMITED NUMBER OF INVESTORS AND WILL SELL UNITS TO ACCREDITED INVESTORS ONLY. SEE "PLAN OF DISTRIBUTION."

WINDORMIRROR INC.

Summary of TERMS

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000. The Company is offering the stock only to certain qualified individuals and entities (each an "Investor" and collectively, the "Investors"). This section summarizes the principal terms with respect to the offering of stock (the "Offering"). The terms of the Offering and rights and preferences related to the Shares are reflected in the Company's Amended Articles of Incorporation (the "Articles"), subject to the Company Bylaws and the Shareholder Agreement which each Investor will be a party as a "shareholder" of the Company. Each Investor will receive a copy of the Shareholder Agreement prior to the closing of such Investor's purchase of the stock and such closing will be conditioned on the Investor's execution of the Shareholder Agreement, Subscription Agreement and Investor Qualification Questionnaire.

GENERAL TERMS OF THE OFFERING

This information below summarizes the principal terms proposed by WindowMirror Inc., an Illinois corporation (the "**Company**"), with respect to a private offering of its Seed Round – Preferred Stock.

Capitalization

Set forth below is the Company's projected fully diluted capitalization, as adjusted to reflect the sale of all shares of Seed Round preferred stock proposed to be offered in this financing:

Proposed Private Offering

The Company proposes a private offering of shares of Seed Round preferred stock to "accredited" and "non-accredited" investors on the following terms:

Number of Seed Round Shares Offered: Up to 50,000 shares.

Price Per Seed Round Share: Two Dollars ($2) per Share (the "Original Purchase Price"). The Original Purchase Price represents a post-money valuation of $3,00,000.

Total Amount of Offering: Up to $100,000, but not less than $10,000.

Conversion: The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Seed Round shall be automatically converted into Common Stock (i) if the holders of at least a majority of the outstanding Seed Round consent to such conversion or (ii) upon the closing of additional equity investments of more than $3,000,000 (a "Qualified Financing").

Board of Directors: The size of the Company's Board of Directors shall be set at five (5) with a current composition of three (3) directors. The Board is currently being comprised of Sean Fahey, Chris Kerzich, and Joe Marcello as representatives of the Common Stock.

Conversion Price Adjustments: The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection (with customary exceptions) to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

Protective Provisions: Without waiving any other voting rights, the consent of holders of at least a majority of the Seed Round shall be required for any amendment to the Company's Articles of Incorporation which adversely affects the rights, preferences or privileges of the Seed Round.

Investor Rights: Upon the closing of an additional financing round pursuant to which the company grants customary investors rights, the holders of Seed Round shares shall be made parties to any investors rights agreement (or similar agreement providing for information, voting, registration, preemptive or similar rights); provided that, each Seed Round Holder must execute such agreement and be subject to the terms of such agreement in the same manner as other investors and such right shall terminate following the company's closing of additional equity investments of more than $3,000,000 (a "Qualified Financing")

Information Rights: The Company shall provide in a reasonable timeframe to provide each Investor with annual financial statements.

Right of First Refusal: Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Investor's pro rata portion shall be calculated by dividing the outstanding shares of Seed Round held by such investor by the total number of shares outstanding on a fully-diluted basis. Such right of first refusal will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Investors by a majority in interest of the Investors. Such right may be terminated, waived or modified in any manner by a majority of the Seed Round Preferred and shall terminate following a Qualified Financing.

Expenses: Each party shall pay their own fees and expenses.

The investment shall be made pursuant to a subscription agreement and other documentation reasonably acceptable to the Company and the Investors. The term sheet is not legally binding on any parties and is subject to the satisfactory completion of due diligence and the execution of mutually agreed upon definitive documents.

ADDITIONAL INFORMATION

WindowMirror will undertake to make available to each Investor, during the course of this Offering and prior to the sale, the opportunity to ask questions of, and receive answers from Window Mirror concerning the terms and conditions of this offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Memorandum (and the Appendices hereto) or for any other purpose relevant to a prospective investment in the Seed Round Preferred Stock Shares offered hereby.

All communications or inquiries relating to these materials should be directed as follows:

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

E-Mail: sfahey@windowmirror.org

Attn: Sean Fahey

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The Company Unmet Market Needs Addressed by WindowMirror

WindowMirror will be a collaborative (Software as a Service) platform focused on the Alzheimer's market. The platform will serve as a virtual support and care enhancement platform throughout the whole patient life cycle. Throughout the Alzheimer's patient's progression, there are many touchpoints with family, healthcare professionals, and more, that require significant data transfer and become redundant for all parties involved. This results in a lot of wasted time or re-communicating the same information sets, and patient history over again, rather than taking action on the already known facts and data, and easing the burden on the patient, and all the parties who support the patient. The future is bright for the Elderly and Disabled Services industry. Fueled by an aging population, with 10,000 baby boomers turning 65 every day, demand for industry services is abundant. However, a significant portion of the market has been receiving services from institutional providers (e.g. nursing care and assisted-living facilities) rather than from the industry's formal, non-institutional providers. In the coming years, industry revenue is expected to grow significantly, primarily due to the continued aging of the population. Additionally, the availability of family caregivers will continue to decline over the next five years as the ratio of caregivers to patients drops, boosting demand for professional caregivers and driving growth in both industry operator numbers and cognitive impairment related employment.

Solutions to Unmet Needs Customers aren't willing to wait years for products to deliver more contextual and relevant experiences. Speech-to-Text WindowMirror will provide an inspiring movement to collect and share: thoughts, memories, stories, and ideas, using the WindowMirror always-listening, speech-to-text experience. This is an opportunity to share inner most thoughts and musings with friends and loved ones in an engaging and interactive way. Caregivers and family are given access to thoughts to ask for insight and react, giving the Primary User the opportunity to dive deeper, in an easy to use, fun, engaging experience. WindowMirror's goal is to optimize states of flow for persons living with dementia while also providing a legacy for thoughts and memories for generations to come. The act of gathering thoughts and memories is as valuable as prayer and meditation for the brain, and the exercise of what recording what patients experience around those moments are often the moments they value most. Thus this is a movement towards finding a way for patients to feel, be more present, share, and engage. A major concern for anyone living with dementia. Facial Recognition Another major concern for anyone living with dementia is forgetting names. This is a common symptom for people diagnosed with early onset Alzheimer's. WindowMirror is using facial recognition and geo-fencing algorithms integrated into its digital experience giving its recognition software reliable accuracy. By simply pointing a phone at people the application knows who every person is, and their relationship to the user! A potentially frustrating moment is now transformed into a fun experience while averting a negative incident. One interactive feature of the facial recognition that users will find valuable is, when pointing to a family member, it will also pull up nostalgic family photos of loved ones, helping users immediately recall those moments, putting that person into context. With advances in facial recognition software, WindowMirror anticipates vast untapped potential for elder care.

Discover WindowMirror is also making a mobile discovery tool, engaging people living with dementia, making scheduling easy, and sticking to schedules even easier. The ability to use augmented reality algorithms as a magnifying glass into reality, for enhanced exploration, with ease and flow promotes continued cognitive brain function while promoting neural elasticity. Augmented reality functions will be available for many daily uses including:

■ Scheduling prescriptions or events, with friendly reminders from a phone to keep the user on track

■ Label supers on screen for anything around the home that might be confusing

■ Easy to follow to-do list of appointments with voice activated reminders

■ Easy to follow map directing you to your home or scheduled activities with voice activated commands Way Finding

Imagine a patient standing on a street corner and not knowing where it is they were planning on going, or what it is they are doing. They feel lost as anxiety begins to set in. They pull out their phone and engage WindowMirror. WindowMirror suggests the user go directly home and instantly provide routing directions. If it's too far to walk home, the app knows to call the user's immediate caregiver [that they've pre-suggested for emergencies] to come and get them or help them make other arrangements. What makes WindowMirror so appealing will be its ability to become an extension of the person using it. WindowMirror will know when a user is lost and subsequently provide assistance. A user could be off their schedule, or walking out of an assigned radius. Their caregivers get a text from WindowMirror letting them know they might need assistance and immediately shares their location. This means the user is supported in two ways: 1) WindowMirror will talk the user through their map home and 2) it alerts their caregiver so they don't have to struggle to remember who to call. It will text any number of caregivers assigned to assist the user.

The Market Need More than 5 million people in the US have Alzheimer's Disease, and the population is projected to exceed 13 million at a societal cost of $1.2 trillion in the U.S. by 2050, with over 100 million people worldwide. However, more than 20% of patients are misdiagnosed in even the most experienced clinics with an estimated 50% remaining undiagnosed. Currently there is no effective treatment Alzheimer's, and the vast majority of drug trials in the past decade have failed. The impact of Alzheimer's on caregivers is also significant, as most caregivers bear the burden of caring for loved ones to delay costly professional nursing or assisted living homes. 59% of Alzheimer's and dementia caregivers reported high to very high emotional stress, while 38% reported high to very high physical stress. What starts as providing a loved one a simple reminder or helping with a task evolves into a challenging 24-hour commitment as diagnosed symptoms increase in severity and the level of supervision and care become overwhelming. Throughout the Alzheimer's patient's progression, there are many touch-points with family, healthcare professionals, and more that require significant data transfer and become redundant for all parties involved. This results in a lot of wasted time via re-communicating the same information sets, and patient history over, and over again, rather than taking action on the already known facts and data, which in turn would ease the burden on the patient, and those parties who support the patient. Supporting parties include but are not limited to: family and friends, caregivers, nurses (traveling and professional), insurance advisors, lawyer(s), financial planner(s), doctors, including primary physicians, geriatric doctors, neurologists, dietitians, social workers, and more. Although each patient's journey is unique with its own complexities, and stories, all parties connected to a given patient would greatly benefit from integrated data collection and reporting.

WindowMirror Solutions

WindowMirror will provide a single point, easy to use, mobile experience for Alzheimer's patients and their caregivers. The collaborative solution will be intuitive and adaptive, easing the burden on utilizing parties, while helping make the most of valuable moments, and navigating the complexities that come along with the diagnosis. Always listening voice-command driven, talk-to-text experience, where persons can have saved time-stamped thoughts and memories. Same use case applies to professional caregivers, talk-to-text dictation of daily activities. Talk-to-text use case applies to primary caregivers, dietitians, neurologists, and geriatric doctors as well, for dictation. Circles data aggregator for ease of use in tracking dementia progression and needs for primary caregivers, dietitians, neurologists, and geriatric doctors, caregivers, and professional caregivers. Lawyers, Insurance Advisors, Financial Planners will also use Circles to help shape end of life planning, last will and testament, etc. Facial recognition and geo-fencing algorithms and software providing and engaging an interactive experience. Augmented reality algorithms for enhanced scheduling, labeling, and virtual caregiving to better coordinate the timing of critical environmental and activity interactions. Geo-targeting geo-fencing/tracking technology for use in mapping, scheduling, and emergencies. Customers.

Target Customer, Product and Market

The target customer for WindowMirror is anyone living with dementia and their caregivers, professional caregivers, primary care physicians, geriatric doctors, neurologists, dietitians, nurses, lawyers, financial planners, insurance advisors, and others. The goal is to put customers at the center of the business, delivering a digital experience that is relevant and authentic to the core belief that WindowMirror is making an impact and helping improve patient care and quality of life. It is vital to center the social equity and community around the primary user living with dementia, however it is also valuable to those supporting the patient to have accurate data sets, and patient history at their fingertips; therefore, all parties who touch the supporting eco-system will have an opportunity to join and collaborate on the common WindowMirror platform. Technology, Intellectual Property, and Competitive Barriers The WindowMirror technology will be an integrated experience offering several use cases in a seamless digital experience. The product will be both person-centric and create or enhance virtual care. By addressing the needs of persons with dementia, the WindowMirror team will be building an experience that will be engaging and easy to use for everyone. While there is no specific intellectual property at this point in time, a provisional patent has been filed, and the team intends to place themselves in a unique position where data collection and aggregation will prove to be valuable for the support of research endeavors. Furthermore, WindowMirror will be consistently innovating upon the platform by leveraging design and technology efforts centered around engaging, and maximizing value for product users. While the barriers to entry in the market are relatively low, the barriers to success are high. The mobile experience market in general, is rapidly changing the game, and is still in its early stages. The market for mobile experience is considered a high risk – high reward space. The ‘freemium model’ has proven itself many times over, as companies exit successfully in this new economy. Revenue Growth, Funding, and Return Revenue growth will start in stage one with the collaborative community of the Patient or Primary User. It starts with the Primary User inviting their closest family members, who end up being their core care team, into the experience. Early on a Primary Care Physician might also play an important role, as will a Nurse. As the Primary User prepares for their Alzheimer’s journey a Lawyer, Financial Consultant, and Insurance Advisor are also engaged. A Geriatric Doctor is usually referred by the Primary Care Physician, as well as a Neurologist. In later stages the Primary User may have an average of 3 Professional Caregivers giving them 24-hour care. These caregivers work with healthcare institutions, the Primary Care Physician, Geriatric Doctor, and Neurologist, sharing vital data to help track a Primary Users dementia progression and extend quality of life. In total, it is estimated that a total of at least 15 individuals provide data essential to a Primary Users Alzheimer’s journey. From the Primary Care Physician’s perspective, data analysis and ease of use are paramount. A Primary Care Physician might see up to 15 patients a day, meaning they see aggregated data touch points from a number of the relevant sources in the Primary User's care team. WindowMirror will add value by contributing to the efficiency, speed, and ease of use, for faster, more reliable tracking and planning for all parties. A viable SaaS (Software as a Service) Model Stage 1: Primary User and family/loved ones engage to create data: legacy, remembrances, living space maps, outdoor area maps (neighborhood, stores, schools), end wish plans, friend and family facial images for recognition, pharma inputs – schedule – confirmation, 'Get to Know Me' function to identify primary user's both "goods" and "bads"/comforts and stressors. Stage 2: In home caregiver journaling and observations, dietary inputs and effects, input/tracking of biometrics for incident recording, map movement recording, Primary User activity generator – games – story/memory reviews.

The Primary User's participation in these activities will promote neural elasticity and prolong quality living. Stage 3: Doctor and dedicated professional caregiver – nursing staff – recording and cross referencing, dictation specific for medical file use. Stage 4: Doctor use and end of life planning and management. Funding and Returns $500,000 is currently being raised for startup expenses and product development initiatives. The WindowMirror team will be running a lean operation in the early days as the platform is completed, and the sales engine is implemented. The initial $500,000 seed round raise will reach beyond release; including contingency funds to add security to product development efforts. Concurrent to the release of the Beta versions of the application, WindowMirror will be actively seeking its Series A raise. Year 1 is will focus on development, growth, and impact. WindowMirror will be lean, virtual, and agile, while keeping to its vision of building the premier mobile experience for persons with dementia spectrum needs. Anticipating a release, iterating swiftly, and relying on solid relationships with organizations and leaders in the dementia care space, WindowMirror also intends seeks to execute a culture grab within the cognitive impairment community. Target the market through grass roots engagement, and expert consultation, WindowMirror will target 100,000 paid subscribers by end of year 1. The 3 year pro forma shows how dynamic growth, post Series A funding, will look, as WindowMirror seeks to extend to an international brand, hitting target markets strategically, focused on impact and reaching the 44 million persons living with dementia world-wide by year 3, resulting in 500,000 paying customers. Unmet Market Needs Addressed by WindowMirror WindowMirror will be a collaborative SaaS (Software as a Service) platform focused on the Alzheimer's market. The platform will serve as a virtual support and care enhancement platform throughout the whole patient life cycle. Throughout the Alzheimer's patient's progression, there are many touch-points with family, healthcare professionals, and more, that require significant data transfer and become redundant for all parties involved. This results in a lot of wasted time or re-communicating the same information sets, and patient history over again, rather than taking action on the already known facts and data, and easing the burden on the patient, and all the parties who support the patient.

The future is bright for the Elderly and Disabled Services industry. Fueled by an aging population, with 10,000 baby boomers turning 65 every day, demand for industry services is abundant. However, a significant portion of the market has been receiving services from institutional providers (e.g. nursing care and assisted-living facilities) rather than from the industry's formal, non-institutional providers. In the coming years, industry revenue is expected to grow significantly, primarily due to the continued aging of the population. Additionally, the availability of family caregivers will continue to decline over the next five years as the ratio of caregivers to patients drops, boosting demand for professional caregivers and driving growth in both industry operator numbers and cognitive impairment related employment. Target Market Description The target market is the Primary User(s) recently diagnosed, or living with mild Alzheimer's disease. As the below graph shows this person will more than likely be between the age of 65 to 84 years old, and is more than likely a woman, however all ages and sexes can utilize, and benefit from the WindowMirror platform. By engaging Primary Users, WindowMirror will also be engaging caregivers (which are typically family/close friend in the early stages). This is a secondary, and directly linked target market. First resort caregivers tend to be spouses given the already close relationship and nature of the intimacy involved, however next in line, can be the children of the Alzheimer's patients given their geographical location, and schedule permits them to help. If the spouse, close relative is unable to provide sufficient help or care, the next course of action is professional caregiver. This relationship typically starts with visits to the Alzheimer's home during day hours to help as needed, and becomes more involved over time until patient needs 24-hour supervision, in which case most seek a nursing home or assisted care residence for around the clock supervision and care. Commercialization and Market Penetration Creating awareness of the WindowMirror platform will be a top priority. Nobody wishes Alzheimer's or any type of dementia upon anyone, nor does anyone wish to have it. It will be up to the WindowMirror leadership team to make sure that they are "top of mind" for the recently diagnosed, their family members and friends as first class resource to enhance care and make the most out of their moments, which will now have an unclear and diminishing timeline as progression varies greatly with brain diseases. Products and Services WindowMirror provides mobile accessibility features for Alzheimer's patients looking to manage their day-to-day via a smart phone.

Product Development

The product development will be executed through contracted software engineers and UX designers under the management of WindowMirror's CTO and VP of Engineering. WindowMirror plans to offer an integrated experience with several uses cases, something no one else is currently doing in the market place. Use cases will be person-centric and enhance, or more likely in most spaces begin virtual care support. By addressing the needs of persons with dementia first, WindowMirror will build an experience that will be engaging and easy to use for everyone. WindowMirror's core belief: 'By making our experience incredibly easy to use and engaging for both persons living with dementia and their caregivers we can iterate into a growth model that will reach the 47 million people living with the disease worldwide and their 156 (+) million caregivers. This is our audience, and there is a need. The need to persons living with dementia to find an experience that adapts to their Alzheimer's journey and the need to feel whole, to have a better quality of life, and to be more independent by their own means. And for caregivers to be more virtual, freeing up valuable time while still being able to contribute and engage. WindowMirror will grow into a mobile experience for anyone concerned with legacy At WindowMirror, it is our goal to put customers at the center of our business, delivering digital experiences that are relevant and authentic to the core belief that we are making an impact and helping improve quality of life. To do this we will increase agility by providing the strategic, design, and technical resources to get marketing and technology efforts in sync consistently and ever-evolving in relevance, proving necessary skill sets around front-end development and digital experience platforms to get to market faster. We will always be ready for relevant web redesign, a new landing page, email engagement, social networking strategies centered around reach, and implementing design and development strategies to create experiences that spur new engagement consistently as the aging population grows, in an effort to disrupt existing industry norms. In short, we want to change the way engagement in the elder-care health tech landscape looks, feels, and operates, and by evaluating the strengths and weaknesses of our top competitors related to customer outcomes.

What is it they are trying to do, and how can we do it better. To do this we will study our competitors' strategy, design, implementation, customer data, managed services, and account services. Starting with corporate vision and strategy, with a focus on year to year growth, go-to-market strategy, global execution strategy, digital experience and strategic partnerships.' Pricing Customers who convert to the premium option will be unlocking true value. Currently the WindowMirror team plans to charge up to $4.99/month for premium subscribers. The team will have opportunities to analyze, and evaluate price point, as the product is being rolled out. The team will also be exploring opportunities for licensing agreements with healthcare businesses being deal focused, or blanket contract type pricing rather than single user subscriptions. Operations and Cost Structure Operationally the WindowMirror team is planning to start with a 'lean startup' model. The majority of cost will be going into the payroll of the talent who will be bringing the WindowMirror vision to fruition in terms of leadership, product development, organization, establishing back-end operations, and more. Promotion Building market and brand awareness is expected to take years, and will be done through story telling in a variety of ways including but not limited to: Press releases - Updates on leadership, launch, new hires, new discoveries, and what the WindowMirror team is up to. Panel participation- Getting the word out in engaging panel discussions with thought leaders and subject matter experts, in key venues focused on Alzheimer's/dementia and the care/support. Running for the cause- a running team to raise awareness, non-profit donations, support, educational outreach and social engagement.

Market Results

As a new market entrant, WindowMirror will be experimenting to gain traction in the market, learning what doesn't work, and what does, and focusing on the latter to build out a best-practice playbook and continue to execute and engage. A research report conducted by Forrester Research Inc. where they surveyed 38 marketing professionals to learn what capabilities CMOs are looking for to deepen digital engagement. Improving user experience and design. Each digital customer experience needs to reflect a brand's look and feel, as well as deliver on the brand promise. In fact, 89% of surveyed marketers ranked improving user experience (UX) and design as the most important factor when selecting a digital experience service provider. Rethinking digital customer experience strategy. 57% of the marketers surveyed ranked a firm's ability to rethink customer experience strategy as a key part of their decision criteria. This skill set includes customer journey mapping, omni-channel strategy recommendations and prioritization of digital customer experience initiatives. Transforming experiences across devices. The most valuable (read: affluent) consumers expect brands to deliver contextually relevant mobile experiences. This mobile-first expectation plays out in the work as well, with 80% of surveyed marketers looking to their digital experience service provider to transform desktop and mobile websites and 86% looking for mobile application. "Our challenge was to transform the guest experience across all platforms — starting with mobile," said one marketer. Intellectual Property WindowMirror currently has patents pending for its application and software platform. Competitive Analysis While there are many potential competitors in the market place that currently have similar types of functionality, each is relatively focused on their own niche. Companies have built digital mobile experience over the years in order to keep up with the times, however they are in the caregiving business and not the agile software development business. Some of these products include: Alzheimer's Daily Companion (5000 downloads), Alzheimer's Assistant (5000+ downloads), Alzheimer's App Cuidadores (1000+ downloads), Alzheimer's Disease Postcard (1000+ downloads). Their digital experience, while practical, are not near the level of quality, or capability that is possible in today's market. This is where a healthy B2B conversation between WindowMirror, and the care providing entities could potentially be very valuable. The sales cycle may take longer, but the payoff larger, they can focus on doing what they do, as the WindowMirror platform enhances caregiver performance, collaboration among family/friends/professionals, and helping on a deep and thoughtful, person-centered level. Regulatory Currently there are no known regulations for developing a platform such as WindowMirror, except the usual user agreement, with stipulations involving product usage, data collection and privacy. The platform will interact with regulated spaces and the WindowMirror team is cognizant of that. Regulations involving phone services, prescription medications, privacy, data sharing, and a host of regulations that come into play with insurance, Medicaid, and being at a 'qualified' stage of Alzheimer's in order to receive care, or treatment at certain nursing home facilities, hospitals, and other entities. Product Development WindowMirror believe the business and technical motivation for this enablement to be as follows: Provide immediate (although limited) value for Alzheimer's patients who serve as early adopters to validate the user experience. Produce a functional demo of the core speech recognition use case to serve as a proof of concept for investors and early adopters. Validate the technical approach and accuracy of a selected speech recognition mechanism (e.g. Project Oxford, Google Voice Speech API, etc.). Product Development - To provide services on a multi-phase basis. This initial phase will include a combination of discovery, recommendation and implementation work. Based on initial findings during this phase, WindowMirror expects that there may be several follow-up efforts to continue improving Butterfly's infrastructure and development. Depending on the nature of the work in a given sprint, WindowMirror team members may be added or removed to meet the functional goals and timeline requirements. During the course of this engagement, WindowMirror will conduct several areas of research, analysis, and implementation in the form of proofs of concept to achieve the goals outlined in this proposal. At the time of writing, WindowMirror has cataloged and estimated an initial working set of high-level tasks in support of these efforts. New market segments The opportunity to penetrate new market segments with the WindowMirror platform is rather lucrative. Research shows that the elderly and disabled services industry is large, with over 18,000 businesses employing over 900,000 people, and seeing a collective profit of up to $62 billion dollars. The industry in general terms is fragmented, struggling to keep up with modern times and technology, and is getting ready to be hit with capacity issues.

Stats in figures are sourced from Alzheimer's Association Annual Report.

The team

Officers and directors

Sean Patrick Fahey	CEO
Chris Kerzich	Board of Directors
Joseph Marcello	Board of Directors

Sean Patrick Fahey
Sean has been CEO of WindowMirror for three years. A tech innovator and filmmaker, Sean has a BA in filmmaking from Columbia, Chicago, and a background in economics, studying at the University of Illinois. Sean has worked as director of branded content for clients including IBM, FaceBook, Budweiser, Goose Island, Hyundai, and others, working with agencies Leo Burnett, BBDO, DraftFCB, and AKQA, to name a few. As a tech innovator, Sean has been innovating and developing WindowMirror for two years focused on global engagement. Sean travels as a thought leader in the health tech vertical, specific to dementia, and has been a panel participant and thought leader for AARP's dementia technology and innovation forums. Sean also leads 1-Million Cups of Coffee discussions around the country, sharing the WindowMirror vision and inspiring developers and entrepreneurs. Sean is an avid runner and proud father of two beautiful daughters.

Chris Kerzich
International program management professional specializing in coordinating and supporting program initiatives, business development and building community partnerships. Expertise includes monitoring, evaluating and improving operations, research and report writing, collaboration, and community partnerships. Experience in marketing, event planning, and fundraising. Chris brings a multi-faceted background and combined knowledge of non-profits and international development with an entrepreneurial spirit. Chris is not a full time employee of WindowMirror.

Joseph Marcello
A multi disciplinary consultant specializing in Financial Advisement, Tax Preparation,

Film Production, Legal Investigations, Billing, Team/Project Leadership, B2B Sales, Research Analytics, IT, Contract Negotiation, Risk Management, Company Payroll Infrastructure, International Business Strategist. Joe is not a full time employee of WindowMirror.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Market Acceptance** The success and growth of WindowMirror will depend on the level of market acceptance of its application product and services provided through that proprietary platform by those who have Alzheimer's disease and other cognitive impairments, their caregivers and their families. It may take longer than anticipated for Window Mirror to generate significant revenues. It may also be necessary for WindowMirror to spend significant time and resources promoting market acceptance of its offerings. WindowMirror may expend substantial funds and management effort with no assurance that revenue bearing agreements will result.
- **Financing** WindowMirror will need significant financing to continue developing and commercializing its products and services. Subject to the Minimum Offering of $50,000, the Company cannot be certain as to how many of the Seed Round Preferred Stock Shares offered hereunder will be sold. Depending upon the timing and amount of revenue growth and the amount raised in this Offering, the Company will likely need to raise funds additional to those raised in this Offering until it reaches its projected breakeven point and an adequate working capital reserve. Unanticipated events may increase the amount of funding needed by the Company. In addition, as WindowMirror has a no revenue history and has not yet finished the development of the application that will generate revenues for the Company. Therefore, it is difficult for the Company to predict when it may achieve a breakeven point and additional financing may be needed if the Company cannot achieve a breakeven point as projected. There can be no assurance that the Company will be able to raise all of the funds it is targeting in this Offering for developing its business. If WindowMirror cannot raise necessary funds, the Company may not be able to expand its operations, develop its technology, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact WindowMirror's business, operating results and financial condition. A failure to raise capital when needed may also force the Company to curtail or cease its operations.
- **Intellectual property** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass

our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

- **Revenues** WindowMirror expects that its revenues in the foreseeable future will be derived primarily from its subscribers in the short term, and by professional healthcare providers in the longer term. Operating results may fluctuate substantially due to delays in development and user engagement. These delays can be caused by many factors including prolonged development, testing and procurement timeframes, market penetration, sales, and budget reductions, and changes in healthcare priorities.
- **Limited operating history** WindowMirror has a limited operating history upon which to base an evaluation of its performance and prospects. WindowMirror was formed in August 2014 as a startup with aspirations to help support Alzheimer's patients and their caregivers in a more effective and personal way. WindowMirror, has never earned a profit, and has had no revenues. WindowMirror faces all of the risks common to companies in the early stages of business development, including: undercapitalization; cash shortages; high capital expenditures; an unproven business expansion model; and difficulties in managing rapid growth. WindowMirror's ability to fully and successfully implement its business plan is subject to uncertainties and contingencies beyond WindowMirror's control. WindowMirror's failure to address any of these risks would likely have a material adverse effect on WindowMirror's business, financial condition and results of operations and on the value of its equity securities. No assurance can be given that the Company will ever be able to operate profitably.
- **Competition** Competitive sources of mobile and healthcare application technology for Alzheimer's, dementia, and the elderly exist and new entrants will enter the market to develop technology and services that compete directly with the Company and its products and services. Considering extensive research efforts, rapid technological progress, and intense competition, success will be dependent on engaging the target market in an effective way. Current and future competitors may have substantially greater financial, technological, research and development, marketing and sales, and personnel resources than the Company. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company and its management. Increased competition may result in reduced revenues and operating margins for the Company.
- **Sales cycle** The typical sales cycle for WindowMirror's services is relatively unknown. Multiple factors beyond WindowMirror's control can delay application download, however WindowMirror would like to be top of mind for the recently diagnosed, their family, friends, and caregivers. Delays in contract closure or contract execution on B2B, governmental or institutional transactions or

licensing can materially and adversely impact WindowMirror's operating results.

- **Products and Services** WindowMirror's products and services involve sophisticated technology. Product or service defects could result in product liability exposure for WindowMirror, including potential claims for consequential damages. This liability may exceed applicable insurance limits and coverages obtained by and/or available to WindowMirror.
- **Price/Valuation changes** WindowMirror may experience pressure to price its products and services at levels that limit its profit margins. If WindowMirror cannot reduce product or service costs to sustain profit margins or if demand does not develop to offset these pricing pressures, WindowMirror's revenues and profit margins from the projected sale of its products or services may be less than expected.
- **Growth management** WindowMirror intends to significantly expand its footprint and operations over the next several years both domestically and internationally. This growth will place a strain on WindowMirror's management systems and operational resources. As demand for WindowMirror's services grows, it will need to expand its design and servicing capabilities, as well as its sales, marketing and technical support. WindowMirror will also need to improve its financial and managerial controls, reporting systems and procedures. The complexities of its products and services and the rapidly evolving markets it serves will require a high level of management effectiveness in managing the expansion of WindowMirror's operations. If WindowMirror is unable to manage its growth effectively, it will incur additional expenses which will cause its operating results to suffer.
- **Regulations and compliance** The forecasted growth for Alzheimer's and dementia in the next 30 years is considered to be an epidemic. The issue already has the attention of domestic and international governments as it will be an economic burden and challenge many will have to face. Top health officials, and non-profits are currently conducting deep research on both the disease itself, and the economic outcomes. The data collection from WindowMirror will not only be invaluable for research, it will be scalable for patients and their caregivers. The Company may become involved or subject to additional governmental regulation and reporting which will require additional resources, expenditures and infrastructure.
- **Changes in market** WindowMirror expects that the market for its products will be characterized by rapidly changing technology and new product introductions. WindowMirror's success will depend, in part, upon its continued ability to provide easy-to-use products with the advanced technological qualities desired by its target customers, including those with cognitive impairments, to enhance and expand its existing product offerings and to develop in a timely manner new products that achieve market acceptance. In addition, current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of WindowMirror's products.
- **Patents** WindowMirror's success will depend, in part, on its ability to obtain and maintain United States and foreign patents for its technology and to protect its other intellectual property rights, including know-how, computer software

programs and other proprietary information. The intellectual property that WindowMirror develops may be based on the intellectual property licensed by the development team. In addition to its current patent filings, WindowMirror may make future patent filings covering aspects and uses of its own proprietary information. The patent positions of technology firms generally are highly uncertain and involve complex legal and factual questions. WindowMirror pursues a policy of having its employees, consultants and advisors execute proprietary information and invention agreements when they begin working for WindowMirror. However, these agreements may not provide meaningful protection for WindowMirror's trade secrets or other proprietary information in the event of unauthorized use or disclosure.

- **Claims and infringement** WindowMirror's technology may be subject to claims that it infringes the patents or proprietary rights of others. The technology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in this industry have employed intellectual property litigation as a strategy to gain a competitive advantage. There can be no assurance that WindowMirror will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to or licensed to Window Mirror, to protect WindowMirror's trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. Although there are currently no pending infringement claims or lawsuits against WindowMirror, there can be no assurance that claims will not be asserted in the future or that such assertions, if proven to be true, will not have a material adverse effect on the WindowMirror's business, financial condition and results of operations. Any litigation or interference proceedings involving WindowMirror will result in substantial expenses to WindowMirror and significant diversion of resources by Window Mirror's technical and management personnel. An adverse determination in litigation or interference proceedings to which WindowMirror may become a party could subject WindowMirror to significant liabilities to third parties or require WindowMirror to seek licenses from third parties, which could involve substantial costs and include ongoing royalties. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent WindowMirror from marketing its services, which would have a material adverse effect on WindowMirror's business, financial condition and results of operations.
- **Preferred share restrictions** The Seed Round Preferred Stock Shares offered by WindowMirror are restricted securities under the Securities Act of 1933 (the "Securities Act"), and under applicable state securities laws. Investors should be prepared to hold such securities for an indefinite period. The Seed Round Preferred Stock Shares may not be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or exemptions from

such registration requirements exist. There is currently no public market for any of WindowMirror's securities. There is no assurance that a holder of WindowMirror's Seed Round Preferred Stock Shares who wishes to find a buyer will readily be able to do so. It may be difficult to set a price for the Seed Round Preferred Stock Shares (or the Common Shares into which they are convertible) in the absence of a public market. Each Investor in the Seed Round Preferred Stock Shares will also be bound by the Shareholder Agreement, which contains restrictions on the transfer of the Common and Preferred Shares of the Company, including in some circumstances a right of first refusal to purchase the Seed Round Preferred Stock Shares by the Company.

- **Offering price** The offering price of the Seed Round Preferred Stock Shares has been determined by WindowMirror and its existing management. The price of Seed Round Preferred Stock Shares bears no inherent relationship to WindowMirror's assets, book value, net worth, cash flow or any other recognized criteria of value. WindowMirror does not make any representation about the value of the Seed Round Preferred Stock Shares offered hereby. Among the factors considered in determining the offering price were the prospects for WindowMirror and for the business in which WindowMirror operates and WindowMirror's capital requirements.
- **Use of Proceeds** The Company's intentions with regard to the use of proceeds are set forth herein in "Use of Proceeds" section. Due to the various development and Company initiatives, no assurance can be given that the proceeds will be used as described. If the proposed use of the proceeds ultimately proves not to be in the best interests of the Company, the Board of Directors will decide how the remaining and available proceeds will be used.
- **Day-to-day operations** WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details.
- **Rulings** The Company has not and will not obtain any rulings from the Internal Revenue Service ("IRS") on any federal income tax aspects of this Offering. No

representations or warranties of any kind are made by the Company regarding any federal income tax aspects. Contesting a negative IRS determination on such aspects may impose significant expenses on the Company. Because the Company is a C Corporation, holders of the Seed Round Preferred Stock Shares will be taxed on their allocable share of taxable dividend income when distributed to such holders. If the IRS audits the tax return of the Company for any year, such audit could result in a delay in the final determination of each shareholder's tax liability for the year in question. The foregoing is not intended to serve as a comprehensive analysis of the risk factors associated with the income tax aspects of this offering. Each prospective Investor should consult with his or her own tax advisors with respect to the anticipated tax effects of an investment in the Company.

- **Financial Projections** WindowMirror's financial projections included in the Business Plan are based upon a number of estimates and assumptions that are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the knowledge of its Management. The lack of operating history for Window Mirror makes the future results of operations difficult to predict. As a result, WindowMirror's financial projections included in the Business Plan are based on assumptions derived from management's experience rather than actual WindowMirror performance data. No person should rely solely on the estimates of WindowMirror's future results when making an investment decision. The estimates are included solely as projections of what financial results might be obtained in the future based on the assumptions and speculations described therein and elsewhere in the Business Plan and are not included for the purpose of predicting future results or revenues for WindowMirror or returns to Investors in this offering, which may differ materially from the results projected in the Business Plan.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Sean Fahey, 95.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,000,000

Voting Rights

The holders of shares of the Company's Class Seed common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Seed Class Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Liquidation Preference: In the event of any liquidation or winding up of the Company, the holders of Seed Round shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the greater of: (i) 1X preference of the Original Purchase Price plus any declared but unpaid dividends or (ii) the amount such holder would have received had the shares of Preferred Stock been converted into Common Stock immediately prior to the liquidation or winding up (the "**Liquidation Preference**"). After the payment of the Liquidation Preference to the holders of the Seed Round, the remaining assets of the Company shall be distributed to the holders of the Common Stock on a pro-rata basis. A consolidation, merger, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation or winding up for purposes of the Liquidation Preference.

Investors will have no ability to control WindowMirror's day-to-day operations.

WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the

Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details.

- Preferred Stock: 5,000,000

Preferences, qualifications, limitations and restrictions of Preferred Stock are as follows:

Dividends:

The holders of the Preferred Stock shall be entitled to participate pro rata in any dividends paid on the Common Stock on an as-if-converted basis. Dividends are payable only when, as and if declared by the Board of Directors.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, the holders of Preferred Shares shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the greater of: (i) 1X preference of the Original Purchase Price plus any declared but unpaid dividends or (ii) the amount such holder would have received had the shares of Preferred Stock been converted into Common Stock immediately prior to the liquidation or winding up (the "**Liquidation Preference**"). After the payment of the Liquidation Preference to the holders of the Preferred Shares, the remaining assets of the Company shall be distributed to the holders of the Common Stock on a pro-rata basis. A consolidation, merger, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation or winding up for purposes of the Liquidation Preference.

Conversion:

The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Preferred Shares shall be automatically converted into Common Stock (i) if the holders of at least a majority of the outstanding Preferred Shares consent to such conversion or (ii) upon the closing of additional equity investments of more than $3,000,000 (a "Qualified Financing").

Conversion Price Adjustments:

The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection (with customary exceptions) to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

No Voting Rights:

The Preferred Shares will not have voting rights until such time as the Preferred Stock is converted into Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law. Upon conversion, each share of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Preferred Stock.

Protective Provisions:

Without waiving any other voting rights, the consent of holders of at least a majority of the Preferred Stock shall be required for any significant amendment to the Company's Articles of Incorporation which adversely and materially affects the rights, preferences or privileges of the Preferred Stock.

Investor Rights:

Upon the closing of an additional financing round pursuant to which the company grants customary investors rights, the holders of Preferred Shares shall be made parties to any investors rights agreement (or similar agreement providing for information, voting, registration, preemptive or similar rights); provided that, each Preferred Stock Holder must execute such agreement and be subject to the terms of such agreement in the same manner as other investors and such right shall terminate following the company's closing of additional equity investments of more than $3,000,000 (a "Qualified Financing")

Right of First Refusal:

Holders of Preferred Stock shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Investor's pro rata portion shall be calculated by dividing the outstanding shares of Preferred Shares held by such investor by the total number of shares outstanding on a fully-diluted basis. Such right of first refusal will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Preferred Shareholders by a majority in interest of the Preferred Shareholders. Such right may be terminated, waived or modified in any manner by a majority of the holders of the outstanding Preferred Shares and shall terminate following a Qualified Financing.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Company's Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The Seed Round Preferred Stock Shares offered by WindowMirror are restricted securities under the Securities Act of 1933 (the "Securities Act"), and under applicable state securities laws. Investors should be prepared to hold such securities for an indefinite period. The Seed Round Preferred Stock Shares may not be resold unless they are subsequently registered under the Securities Act and applicable state securities laws or exemptions from such registration requirements exist. There is currently no public market for any of WindowMirror's securities. There is no assurance that a holder of WindowMirror's Seed Round Preferred Stock Shares who wishes to find a buyer will readily be able to do so. It may be difficult to set a price for the Seed Round Preferred Stock Shares (or the Common Shares into which they are convertible) in the absence of a public market. Each Investor in the Seed Round Preferred Stock Shares will also be bound by the Shareholder Agreement, which contains restrictions on the transfer of the Common and Preferred Shares of the Company, including in some circumstances a right of first refusal to purchase the Seed Round Preferred Stock Shares by the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until May 10, 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

WindowMirror is investing for continued growth of the brand, as is generating sizable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $1.4 million, $7.8 million and $35 million, respectively, and believes the company will generate positive net income beginning in 2018.

With plans to go live in September/October, the WindowMirror leadership team, and partners are poised to dive into a fully immersive development round. There will be a lot of 'unknowns' to prepare for: going through the launch and rollout of the WindowMirror platform, maintaining flexibility and being prepared to overcome obstacles, while taking strategic leaps as necessary in logical and agile pivots, all in a timely manner.

With a new product/service will come a new support system. Starting off with a focus in the United States, and evaluating the data that is being collected from downloads in terms of frequency, geography, types of phones, touch points, will allow the leadership team to learn more about the spectrum of end users. The team plans to gain insight like - What features are being used the most? How may caregivers/family members are downloading the application per patient? Where are we getting more traction/users and why? These types of observations when aggregated, and combined with feedback from actual users will be invaluable to next steps, what works/doesn't, and where the WindowMirror team can focus their future efforts to create greater value for Alzheimer's patients, thus increasing user engagement.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Competitive sources of mobile and healthcare application technology for Alzheimer's, dementia, and the elderly exist and new entrants will enter the market to develop technology and services that compete directly with the Company and its products and services. Considering extensive research efforts, rapid technological progress, and intense competition, success will be dependent on engaging the target market in an effective way. Current and future competitors may have substantially greater financial, technological, research and development, marketing and sales, and personnel resources than the Company. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company and its management. Increased competition may result in reduced revenues and operating margins for the Company.

WindowMirror expects that its revenues in the foreseeable future will be derived primarily from its subscribers in the short term, and by professional healthcare providers in the longer term. Operating results may fluctuate substantially due to delays in development and user engagement. These delays can be caused by many factors including prolonged development, testing and procurement timeframes, market penetration, sales, and budget reductions, and changes in healthcare priorities.

WindowMirror will need significant financing to continue developing and commercializing its products and services. Subject to the Minimum Offering of $10,000, the Company cannot be certain as to how many of the Seed Round Preferred Stock Shares offered hereunder will be sold. Depending upon the timing and amount of revenue growth and the amount raised in this Offering, the Company will likely need to raise funds additional to those raised in this Offering until it reaches its projected breakeven point and an adequate working capital reserve. Unanticipated events may increase the amount of funding needed by the Company. In addition, as WindowMirror has a no revenue history and has not yet finished the development of the application that will generate revenues for the Company. Therefore, it is difficult for the Company to predict when it may achieve a breakeven point and additional financing may be needed if the Company cannot achieve a breakeven point as projected. There can be no assurance that the Company will be able to raise all of the funds it is targeting in this Offering for developing its business. If WindowMirror cannot raise necessary funds, the Company may not be able to expand its operations, develop its technology, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact WindowMirror's business, operating results and financial condition. A failure to raise capital when needed may also force the Company to curtail or cease its operations.

Indebtedness

To fund our existing projects and to finance our working capital requirements, we have entered into a loan agreement with one independent investor in the form of a convertible note. We set forth a summary of the material terms and conditions of these loans. Nichols – Exercise of conversion option of Convertible Note for $25,000, and agreement for acceptance of "preferred return" of $17,500 ($25,000 less $7,500) for offset of 7,500 additional Common Shares Pre-Seed. At time of Pre-seed, 37,500 Common Shares represent ownership of 3.75% of the Company.

Recent offerings of securities

None

Valuation

$3,000,000.00

The WindowMirror team, through independent research and due diligence, have come up with our valuation based on competitive analysis of startups of similar size and growth potential. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$6,000	$60,000
Marketing	$0	$0
Working Capital	$2,000	$20,000
Legal/Patents	$1,400	$14,000

R&D and Production - Front/back end development costs

Working Capital - Administration Costs and Infrastructure

Legal/Patents - Other legal and patent costs

The proceeds to WindowMirror from the Maximum Offering of 50,000 (Pre)Seed Round Preferred Shares will be $100,000. The Minimum offering of 5,000 (Pre)Seed Round Preferred Shares will be $10,000.

WindowMirror may change its use of the proceeds as unanticipated events or occurrences, such as increased expenses, increased competition or business opportunities, may cause the Company to redirect its priorities and reallocate the use of the net proceeds.

WindowMirror has discretion in the use of the proceeds of the offering.

The Company's intentions with regard to the use of proceeds are set forth herein in "Use of Proceeds" section. Due to the various development and Company initiatives, no assurance can be given that the proceeds will be used as described. If the proposed use of the proceeds ultimately proves not to be in the best interests of the Company, the Board of Directors will decide how the remaining and available proceeds will be used.

Investors will have no ability to control WindowMirror's day-to-day operations.

WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details. Sean Fahey serves as WindowMirror's Chief Executive Officer and upon closing of the Funding will receive a salary of $84,000/year. Consultants working on the team, advisors, and freelance developers are paid through the services agreement between the Company and each contracted employee. These expenditures are set forth in the Use of Proceeds statement. Expenditures are set forth in the Use of Proceeds statement. Travel and Entertainment are allocated at $36,000.00 and $11,000.00 respectively with immediate plans to attend the Healthcare City Incubator in Lisbon Portugal for simultaneous growth in the U.S. and E.U. markets. WindowMirror will pay Prometheus Capital LLC, 7% of total raise amount, with no interest, for support and services rendered. WindowMirror will pay Tom Canepa, lawyer, 6% of total raise amount, with no interest, for legal services rendered.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its company website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WindowMirror Inc

[See attached]

WindowMirror Inc.

An Illinois Corporation

Financial Statements
(Unaudited)
December 31, 2016/15

I, Joe Marcello, Financial Advisor of WindowMirror Inc., an Illinois Corporation, hereby certify that the financial statements of WindowMirror Inc. and notes thereto for the periods ending December 31, 2016 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of 3/18/2007.

Financial Advisor

CEO

3/18/2007

WindowMirror Inc.
Balance Sheet (unaudited)
As of December 31, 2016/15

	2015	2016
ASSETS		
Current Assets:	0	0
Cash and Cash Equivalents		
Total Current Assets		
TOTAL ASSETS	0	0
LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Due to Related Party	0	$7,302.29
Total Liabilities	0	$7,302.29
Stockholders' Equity (Deficiency):		
Common Stock, (price) par	$1.00	$1.00
Additional Paid-in Capital	$30,999.00	$30,999.00
Accumulated Deficit	$-31,000.00	$-38,302.29
Total Stockholders' Equity (Deficiency)	0	$-7,302.29
TOTAL LIABILITIES AND STOCKHOLDER EQUITY (DEFICIENCY)	**0**	**0**

WindowMirror Inc.
Statement of Operations (unaudited)
For the period December 31, 2016/15

	2015	2016
Net Revenues	0	0
Costs of Net Revenues		
Gross Profit	0	0
Operating Expenses:		
General & Administrative	$31,000.00	$7,302.29
Total Operating Expenses		
Loss from Operations	0	0
Provision for Income Taxes	0	0
Net Loss	**$-31,000.00**	**$-7,302.29**

WindowMirror Inc.
Statement of Cash Flows (Unaudited)
For the period December 31, 2016/15

	2015	2016
Cash Flows from Operating Activities		
Net Loss	($31,000.00)	($7,302.29)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		
Increase/(Decrease) in overdrawn cash		
Net Cash Used in Operating Activities		
Cash Flows From Financing Activities		
Capital Contributions	$31,000	$7,302.29
Net Cash Provided by Financing Activities		
Net Change in Cash	$0	$0
Cash at Beginning of Period	$0	$0
Cash at End of Period	$0	$0

WindowMirror Inc.
Statement of Changes in Stockholders' Equity (Deficiency) (Unaudited)

Table 1

	Preferred Shares	Preferred $	Common Stock Shares	Common Stock $	Additional Paid in Capital	Accumulated Deficit
12/31/14			1,000,000	$1	$999	
Sale of Common Stock				0	$25,000	
2015 NET LOSS						($31,000.00)
Capital Contribution					$5999.00	
12/31/15			1,000,000	$1	$30,999.00	($31,000.00)
2016 NET LOSS						
						($7302.29)
12/31/16	ZERO	ZERO	1,000,000	$1	$30,999.00	($38,302.29)

WindowMirror Inc.
Notes to Financial Statements (unaudited)
As of December 31, 2016/15

NOTE 1: NATURE OF OPERATIONS

WindowMirror Inc. (the “Company”), is a corporation organized August 2014 under the laws of the State of Illinois. The Company is involved with Butterfly person-centered and virtual care-giving Alzheimer’s experience which includes software development, UX development, platform design, and back end development.

As of December 31, 2016, the Company has not commenced planned principle operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital, develop prototypes, web design, legal, and travel related to development and investor relations and board acquisition. Once the Company commences its planned principle operations it will insure significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the companies planned operations or failing to profitable operate the business.

No other costs have been incurred in 2017.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ___ B to B and B to C sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and State of Illinois jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
To fund our existing projects and to finance our working capital requirements, we have entered into a loan agreement with one independent investor in the form of a convertible note. We set forth a summary of the material terms and conditions of these loans.

Nichols – Exercise of conversion option of Convertible Note for $25,000, and agreement for acceptance of "preferred return" of $17,500 ($25,000 less $7,500) for offset of 7,500 additional Common Shares Pre-Seed. At time of Pre-seed, 37,500 Common Shares represent ownership of 3.75% of the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add commitments for leases longer than 1 year.]

NOTE 5

Authorized Shares, Issued Shares and Consideration Received:

Class	# of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Thereof
COMMON	10,000,000	1,000,000	$100
PREFERRED	5,000,000	None	-0-

Set forth below is the Company's projected fully diluted capitalization, as adjusted to reflect the sale of all shares of Seed Round preferred stock proposed to be offered in this financing:

	Shares	Ownership %	Type
Founders / Common	1,000,000	80%	Common
Seed Round Investors	250,000	20%	Seed Round Preferred Stock
Total	1,250,000	100%	

-

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WindowMirror is pending **StartEngine Approval.**



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Investors

$0.00

Raised of $10K - $100K goal

butterfly

WindowMirror

A person-centered virtual assistant for people living with dementia.

Small OPO · Chicago, IL · Health Tech

Accepting International Investment

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Changing the Face of Dementia

Invest in WindowMirror

Chat

WindowMirror's **BUTTERFLY** always-listening speech-to-text experie[nce,] currently in development and unreleased, is based on a story share philosophy. With it, we can gather and share intimate content with those we care about most, deepening engagement.

BUTTERFLY'S speech-to-text experience is also a valuable dictation utility for caregivers and doctors. It provides a seamless, windowless user experience to inspire engagement and a streamlined, dynamic user experience for healthcare providers to look at and assess aggregated data to track dementia progression and many other health-related issues.

Alzheimer's is becoming a global crisis. **BUTTERFLY'S** machine learning, predictive, and sentiment analysis algorithms, which are packaged into our seamless experience, will positively impact person-centered and virtual care.

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Warmly,

Sean Fahey
CEO *WindowMirror Inc.*

Investment

$2/share | $3M Pre Money Valuation. When you invest you are betting the company's future value will exceed $3M.


WindowMirror's
Butterfly
Person centered, dementia friendly.
By building for people living with dementia we are making an engaging and interactive experience that will be easy to use for everyone.

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We are building butterfly to support everyone living with dementia and to improve their quality of life!

Unmet market needs: Butterfly solves that

WindowMirror's **BUTTERFLY** will be a collaborative SaaS (*Software as a Service*) platform focused on the Alzheimer's market. The platform will serv
Chat
virtual support and care-enhancement platform throughout the whole patient life cycle.

Throughout Alzheimer's progression, there are many touch-points with family, healthcare professionals and more, which all require significant data transfer. However, re-communicating the same information sets and patient history over and over again results in a lot of wasted time. **BUTTERFLY** allows action to be taken on already-known facts and data, easing the burden on the patient and on all parties providing care and support for that patient.

The future is bright for the Elderly and Disabled Services industry. With Pew research polls revealing 10,000 baby boomers turning 65 every day, demand for services is abundant. However, a significant portion of the market has been receiving services from institutional providers (e.g. nursing care and assisted-living facilities) rather than from the industry's formal, non-institutional providers.

In the coming years, industry revenue is expected to grow significantly, primarily due to the continued aging of the population. Additionally, the availability of family caregivers will continue to decline over the next five years as the ratio of caregivers to patients drops. This will boost demand for professional caregivers and drive growth in both industry-operator numbers and in cognitive-impairment-related employment.

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Butterfly: experiential and revolutionary


SPEECH-TO-TEXT
We are inspiring a movement within the culture of Alzheimer's
To easily collect and share thoughts memories stories and ideas
Using WindowMirror's Butterfly always listening, speech-to-text experience.
WindowMirror

Making speech-to-text intuitive and adaptive

- Professional caregivers can use speech-to-text dictation to create and record clinical data on the fly.
- The palliative and clinical data **BUTTERFLY** generates are immensely beneficial in tracking Alzheimer's progression.
- Speech-to-text therefore streamlines treatment efforts and supports the needs of doctors, healthcare providers and insurance companies.

Remembering loved ones

- When you point to a family member, **BUTTERFLY** will pull up family photos of your loved one.
- Facial recognition allows a patient to immediately recall those cherished memories, while also putting that loved one into context.


FACIAL RECOGNITION
BUTTERFLY'S deluxe version will feature facial recognition and geo-fencing algorithms integrated into our experience
You point your phone at people and BUTTERFLY will recognize. A frustrating moment i
transformed into an engaging experience.
WindowMirror


DISCOVER
We are making a mobile discovery tool, engaging people living with dementia, making scheduling easy, and sticking to schedules even easier.
We have the ability to use augmented reality as a magnifying glass into reality, for enhanced exploration, with ease and flow.
WindowMirror

Augmented-reality functions will be available for many daily uses, including:

- Being able to schedule medication times or events
- Receiving friendly reminders to keep ongoing treatment on track
- On-screen labels for anything in and around the home that might be confusing
- Easy-to-follow to-do lists of appointments with voice-activated reminders

This mean’s you are getting covered in two ways:

- **BUTTERFLY** can talk a Alzheimer's patient through a map of his or her home.
- **BUTTERFLY** will automatically alert a patient's caregivers via text in the event of trouble, without that patient needing to recall names or phone numbers.


WAY FINDING
What makes the BUTTERFLY experience so appealing will be its ability to become an extension of the person using it.
Knowing when you’re lost,
Your caregivers get a text from BUTTERFLY letting them know you might need assistance and immediately shares your location.
WindowMirror

Butterfly: person-centered, impact-driven


butterfly
WindowMirror TM
TRANSFORMING THE WAY WE EXPERIENCE THE WORLD
Patent Pending
©WINDOWMIRROR INC. PROPRIETARY & CONFIDENTIAL. ANY THIRD PARTY-OWNED INTELLECTUAL PROPERTY CONTAINED IN THIS DECK IS INCLUDED FOR REFERENTIAL OR ILLUSTRATIVE PURPOSES ONLY AND NO INTEREST IS CONVEYED HEREUNDER.

Intuitive and Adaptive Conversational UX



Accelerated Growth in this Emerging Space


Projected increases between 2016 and 2025 in Alzheimer's: a breakout by state
14.3% - 18.5%
18.6% - 24.5%
24.6% - 34.6%
34.7% - 41.5%
41.6% - 61.8%
Change from 2016 to 2025 for Washington, D.C.:
WindowMirror
Information sourced from Alzheimer's Association 2016 facts and figures



Stats in figures are sourced from Alzheimer's Association Annual Report.

Investing in Butterfly: a necessary innovation

There are currently over 47 million people, world-wide, living with dementia and over 156 million care-givers. With rising innovations in sentiment analysis, it is becoming more and more apparent that conversational user experience and augmented reality are here to stay across all verticals, but how these amazing experience are adopted into each culture will depend greatly on the needs within the cultures themselves. We've worked hard to listen to the culture of dementia and to build with their needs in mind.

Below, you will find a chart showing some of the competitive digital mobile experience providers currently in the marketplace. We feel WindowMirror's **BUTTERFLY** primary use case is a compliment to all of the amazing work StartUps are doing in the dementia care space, and we stand out, offering a valuable culture add that is currently underserved in the space.

We are the only person-centered experience in the space!

App Name	Owner-Provider/ Entity	Downloads	Rating	# rated
Alzheimers Daily Companion	Home Instead Senior Care	5000	4	70
Alzheimers Assistant	Hans Menkveld	5000	4.5	15
Alzheimer App Cuidadores	Alzheimer Universal Melilla	1000	4.6	17
Alzheimer's Caregiver Buddy	Alzheimer's Association, Gre	100	5	1
Alzheimer's Caregiver Lite	Imagenuity	100	4.8	100
Alzium Caregiver	VentureDNA, LLC	100		
Alzheimer's Disease Pocketcard	Borm Bruckmeier Publishing	1000	4.3	21
Dementia Support	SCI AB	1000	3.7	12

Home Instead Senior Care is a franchise network specializing in non-medical in-home care for the elderly, Headquartered in Omaha, Nebraska, it is the largest senior care franchise in the world, with 1000+ independently owned and operated offices worldwide.

The companies above, while the digital experience these apps provide are practical and helpful, we feel that WindowMirror's **BUTTERFLY** will set th for quality and capability that is possible in today's market. We are using the best technologies to create a seamless user experience.

This is where a healthy B2B conversation between WindowMirror and care-providing entities could potentially be very valuable. The sales cycle may take longer, but the payoff is larger. Caregivers can focus on doing what they do best, all while the WindowMirror platform enhances their performance and facilitates collaboration with family and friends. Ultimately, this allows care to be deliver on a deep, thoughtful and person-centered level.







FUNDING AND RETURNS

The initial seed round raise will extend beyond release and include contingency funds to provide security for product-development efforts. Concurrent to the release of the Beta version of the application, WindowMirror will be actively seeking its Series-A raise.

In year one, WindowMirror will focus on development, growth, and impact. We will be lean, virtual, and agile, all while keeping to our vision of building the premier mobile experience for persons with dementia spectrum needs.

Anticipating a release, iterating swiftly, and relying on solid relationships with organizations and leaders in the dementia care space, WindowMirror intends to execute a culture grab within the cognitive-impairment community. Targeting that market through grassroots engagement and expert consultation, WindowMirror will aims to achieve 100,000 paid subscribers by end of year one.

The 3-year pro forma shows how dynamic growth may look following Series-A funding. WindowMirror seeks to extend to an international brand, hitting target markets strategically. We will be focused on impact and reaching the 44 million persons living with dementia worldwide by year three, resulting in 500,000 paid subscribers.

MONETIZATION MODELS

WindowMirror's **BUTTERFLY** is a free download. This will give you the dementia-friendly and capable always-listening speech-to-text experience and ability to share in a micro social network with your closest loved ones, to engage in palliative story share.

Subscription as a Service (SaaS): For a small monthly fee you will be able to access and track analytics, use geo-tracking, geo-fencing, and other aspects that come with our premium services.

DATA: We will leverage palliative care and clinical data generated that will be useful to healthcare providers, insurance providers, and pharmaceutical companies. We believe our data will help improve outcomes, drive down the rate of hospital readmission, and better understand and track medication performance.

License: We will seek to license downloads of premium and all data aggregation to governments, healthcare providers, insurance providers, and pharmaceutical companies.

Stats in figures are sourced from Alzheimer's Association Annual Report and Pew research..

Butterfly: additional growth opportunities


WALK TO
END
ALZHEIMER'S

Stats sourced from Alzheimer's Association 2016 Annual Report

The target market is the Primary User(s) recently diagnosed, or livin
mild Alzheimer’s disease. This person will more than likely be betwe
and 84 years old, and is most likely to be a woman. However, all ages and races can utilize and benefit from the WindowMirror platform.

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By engaging Primary Users, WindowMirror will also engage caregivers, which are typically family and/or close friends in Alzheimer's early stages. This is a secondary, and directly-linked target market. First-resort caregivers tend to be spouses, given the already close relationship and intimacy involved. However, children are often first-resort caregivers for Alzheimer’s patients too, provided geographic location and scheduling allow.

If the spouse or a close relative is unable to provide sufficient help or care, the next course of action is professional caregiver. This relationship typically begins with home visits during daytime hours as help is ne
Over time, this relationship becomes more involved until the patien
needs 24-hour supervision. At this stage, most will seek a nursing home or an assisted-living residence for around-the-clock care and supervision.

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Commercialization and Market Penetration

In the next 30 years, the Alzheimer’s population is expected to more than triple in the United States. As a result, the impact that Alzheimer's has on the American population will only continue to deepen. WindowMirror's mission is to become "front-of-mind" for those who are recently diagnosed.

Creating awareness of the WindowMirror platform will therefore be a top priority. Our platform can greatly assist those who are diagnosed and help family and friends in their roles as first-resort caregivers. With the unclear and diminishing timeline entailed by brain disease, WindowMirror can provide invaluable and immediate support that improves quality of life for patients and their family and friends.



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Stats in figures are sourced from Alzheimer's Association Annual Report.


WindowMirror
butterfly
WINDOWMIRROR™
AN INVESTMENT IN AN IMPACT
DRIVEN VENTURE

3 YEAR PRO FORMA PROJECTIONS

*Please note, these are only projections

Stats in figures above are sourced from Alzheimer's Association Annual Report.

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WindowMirror™
Month-01
Month-02
Month-03
Month-04
Month-05
Month-06
Month-07
Month-08
Month-09
Month-10
Month-11
Month-12
YR1
WM Gross Revenue
Labor: Internal/External
Payroll for Staff
Payroll Taxes (8%)
Expense Reimbursment
Recruiting and other services
R&D
Depreciation
General & Administrative
Facilities/Rent
Telecom/Telephone/IT
Accounting and Legal
Insurance
Cable/Utilities
Meals and Entertainment
Travel
Office Supplies
Misc./Other
Marketing/PR
Consultancy
$1,500
$18,000
$20,000
$240,000
$10,000
$120,000
$115,760
$1,354,120
50%
$1,420,320
$1,484,328

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WindowMirror™
Month-13
Month-14
Month-15
Month-16
Month-17
Month-18
Month-19
Month-20
Month-21
Month-22
Month-23
Month-24
YR2
WM Gross Revenue
Labor: Internal/External
Payroll for Staff
Payroll Taxes (8%)
Expense Reimbursment
Recruiting and other services
R&D
Depreciation
General & Administrative
Facilities/Rent
Telecom/Telephone/IT
Accounting and Legal
Insurance
Cable/Utilities
Meals and Entertainment
Travel
Office Supplies
Misc./Other
Marketing/PR
Consultancy
$600,000
$20,000
$240,000
$171,000
$2,017,000
79%
$7,863,200
$7,947,200

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WindowMirror™
Month-25
Month-26
Month-27
Month-28
Month-29
Month-30
Month-31
Month-32
Month-33
Month-34
Month-35
Month-36
YR3
WM Gross Revenue
Labor: Internal/External
Payroll for Staff
Payroll Taxes (8%)
Expense Reimbursment
Recruiting and other services
R&D
Depreciation
General & Administrative
Facilities/Rent
Telecom/Telephone/IT
Accounting and Legal
Insurance
Cable/Utilities
Meals and Entertainment
Travel
Office Supplies
Misc./Other
Marketing/PR
Consultancy
$100,000
$1,200,000
$20,000
$240,000
$241,500
$2,835,500
92%
$35,993,800
$36,093,808

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April 2015

NAPA Council Meeting Washington D.C.

WindowMirror presented at the National Alzheimer's Project Act (NAPA) Conference.

November 2015

Million Cups of Coffee, Boulder CO

WindowMirror presentation at Galvanize

October 2016

Dementia Tech Think Tank, Chicago IL

AARP's Dementia Tech Think Tank

December 2015

AARP Dementia Care Technology and Innovation Forum

Presented WindowMirror's Butterfly

September 2016

Westminster Oaks, Tallahassee Florida

WindowMirror Butterfly Million Cups of Coffee Presentation

November 2016

Dementia Action Alliance

WindowMirror becomes a partner

December 2016

Alzheimer's Disease International, London

WindowMirror Presentation

April 18

Aging 2.0 Los Angeles

WindowMirror's Buttery presentation at Aging2.0 Los Angeles annual event.

April 27

Aging2.0 Minneapolis

WindowMirror's Buttery presentation at Aging2.0 Minneapolis annual event.

June 2017

Healthcare City Incubator, Lisbon Portugal

WindowMirror's Butterfly invited to the Healthcare City Tech Incubator!

July 16–20

Alzheimer's Association International Conference

WindowMirror takes Butterfly to London for AAIC 2017, where international investigators, clinicians and care providers gather to share the latest study results, theories and discoveries.

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Meet the Founder



Sean Patrick Fahey

CEO

Sean has been CEO of WindowMirror for three years. A tech innovator and filmmaker, Sean has a BA in filmmaking from Columbia, Chicago, and a background in economics, studying at the University of Illinois. Sean has worked as director of branded content for clients including IBM, FaceBook, Budweiser, Goose Island, Hyundai, and others, working with agencies Leo Burnett, BBDO, DraftFCB, and AKQA, to name a few. As a tech innovator, Sean has been innovating and developing WindowMirror for two years focused on global engagement. Sean travels as a thought leader in the health tech vertical, specific to dementia, and has been a panel participant and thought leader for AARP's dementia technology and innovation forums. Sean also leads 1-Million Cups of Coffee discussions around the country, sharing the WindowMirror vision and inspiring developers and entrepreneurs. Sean is an avid runner and proud father of two beautiful daughters.

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And the Rest of the Team



Chris Kerzich

Board of Directors

International program management professional specializing in coordinating and supporting program initiatives, business development and building community partnerships. Expertise includes monitoring, evaluating and improving operations, research and report writing, collaboration, and community partnerships. Experience in marketing, event planning, and fundraising. Chris brings a multi-faceted background and combined knowledge of non-profits and international development with an entrepreneurial spirit. Chris is not a full time employee of WindowMirror.



Joseph Marcello

Board of Directors

A multi disciplinary consultant specializing in Financial Advisement, Tax Preparation, Film Production, Legal Investigations, Billing, Team/Project Leadership, B2B Sales, Research Analytics, IT, Contract Negotiation, Risk Management, Company Payroll Infrastructure, International Business Strategist. Joe is not a full time employee of WindowMirror.



Jonathan Ozeran

Board of Advisors

Jonathan is a product designer, software engineer, team builder and mobile technology evangelist who enjoys contributing to the growth of the Chicago startup community. His consumer-facing mobile apps have reached hundreds of thousands of users and have been featured by Apple in their App Store as well as on devices in their retail stores. His enterprise-facing web platforms and mobile apps have made an impact on a number of industries and have been used by tens of thousands of business users spanning campus recruiting, automotive, energy, aviation, healthcare, mobile commerce and security. Additionally, he is an Adjunct Lecturer at Northwestern University where he teaches mobile application design and prototyping based on his experiences developing B2B and B2C mobile applications for both consumers and the Fortune 1000. Jonathan is not a full time employee of WindowMirror.



Karen Love

Board of Advisors

Founder of consumer advocacy and education organization CCAL that champions person-centered living and care practices. Co-Founder of The Dementia Action Alliance, which charged to improve lives of people who are living with dementia and for those who care for them by mobilizing the caring power of people, organizations, and communities across the country to advance improvements and change in dementia care. Certificate Gerontology, The George Washington University. Karen is not a full time employee of WindowMirror.

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Sandy Halperin

Board of Advisors

Sandy is dedicated to finding relevant technology to help anyone living with cognitive impairments, become more mobile and independent, while giving caregivers the ability to become more virtual. Sandy works with the US Department of Health and Human Services and the National Institute of Health as part of the National Alzheimer's Project act council, and is charged to find a cure for the disease by 2025. Sandy Halperin is currently featured on CNN's story about his life, which was produced by Sanjay Gupta and is the recipient of this year's Proxmire award for persons showing extraordinary leadership in the quest to improve the lives of those touched by Alzheimer's. Sandy is not a full time employee of WindowMirror.



Hunter Hammonds

UX

Hunter is a multi-disciplinary designer with a focus on data-driven products and qualitative user feedback. He has had the privilege to lead product teams that have shipped to millions of users and raised over $2 million in venture capital for his own startup. As an award-winning designer, his work has been used by millions, featured on the Today Show, App Store and the Play Store. Hunter led design for an app that was Top 100 in the App Store. Hunter is not a full time employee of WindowMirror.



Cedric Hurst

Dev Lead

Cedric has been writing code professionally since 1997. He is skilled in Java, Groovy, JavaScript, HTML, CSS, CQL, DRL, Cypher, CoffeeScript, Python, Ruby, C/C++, Bash, ColdFusion, C#, TCL, Scala, Clojure, Elasticsearch, Solr, Drools, Neo4J, Grails, and MongoDB. Cedric is CEO of Spantree Technology Group, a boutique consulting firm based in Chicago's West Loop. They provide expertise, architectural design, training, research, developer community engagement, legacy modernization and development services to innovative companies world-wide. Cedric is not a full time employee of WindowMirror.



Allie Curry

Mobile Lead

Allie is a lead Android developer for large-scale companies and is proficient in all stages of software development, from consultation to deployment to support. This is a passion that applies not only to Java but to many new ways to building. Skilled in a multitude of web goodies including (but not limited to): Grails, Backbone, Marionette, Nod CoffeeScript, LessCSS, Cordove/PhoneGap, and others. Allie is not a full time employee of WindowMirror.

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Kevin Greene

Software Engineer

Kevin is a senior software engineer, and the primary math nerd. After brief stints in physics and academic math, he realized the creation of things was just as important as the theory, and became a full time programmer. Possessing a hodgepodge of tools for any job, he particularly enjoys python, groovy, and pretty much every data store in existence. If you ever want to math out, Kevin would love to talk about cryptography, algebra, graph theory, or number theory. In his spare time, his preferences and hobbies tend to change with the moon, but generally board games, rpgs, and some form of creation lie at the heart of them all. Kevin is not a full time employee of WindowMirror.



Chris Nielsen

CSO

Chris has a background in Digital Strategy and Product Management with a degree from Loyola University Chicago. He is a champion of ubiquitous UX facilitated by conversational experiences and is constantly exploring innovative technologies that are transforming how people collaborate and create. In his free time, Chris enjoys being on the water or being in the mountains. Chris is not a full time employee of WindowMirror.



Ryan Phillips

CTO

Ryan is a Computer Software Engineer in Chicago with a degree from the University of Florida. His passion for mobile development started during a class project and quickly evolved to a career. Along with mobile, Ryan also develops voice applications for Alexa and Google Home and is an Certified AWS Solutions Architect. When he's not programming, Ryan spends his time playing music and doing improv. Ryan is not a full time employee of WindowMirror.



Brian LeBlanc

Board of Advisors

Alzheimer's Association Advisement / International Dementia Advocate at Various Dementia Non-Profits and works at International Dementia Advocate / Board Member at Dementia Alliance International and Dementia Advocate / KeynoteSpeaker / Board Member at Covenant Care. Brian is not a full time employee of WindowMirror.

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Offering Summary

WindowMirror, Inc.

(an Illinois Corporation)

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000.

WindowMirror™ is a mobile and technology platform and mobile product (Android and iOS) application being designed to support and assist anyone living with dementia and their caregivers (including institutions) as a daily organizer, memory aid, emergency resource, and virtual caregiving tool and resource. WindowMirror™ will integrate speech-to-text, facial recognition, augmented reality, and GPS software and algorithms into a singular application.

For the Primary User, the application's core function will be voice-command driven, talk-to-text features, where Primary Users can save time-stamped thoughts and memories, and for the family, caregivers and health professionals can gather, analyze and manage data regarding the Primary User's condition and progression and management. An important goal is to optimize states of flow for persons with cognitive impairments and provide a database or library of the legacy of thoughts and memories for loved ones. It is being designed specifically to be intuitive and adaptive to each Primary User's Alzheimer's or dementia progression. WindowMirror™ will help its Primary Users to capture memories, recognize loved ones, help the Primary User and his or her family or caregivers understand where they are and what you are doing, locate and communicate with caregivers, giving caregivers and family the ability to assist the Primary User in any way he or she needs, all in an engaging, easy to use, experience.

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The United States and world-wide market for individuals, families, caregivers and healthcare professionals to utilize mobile technology to address the care for the elderly and peoples with cognitive disabilities is significant. The extensions of the application to various specialized and specialty needs such as PTSD and eldercare generally, are equally significant. The Company has worked hard over the last two (2) years in building its brand in the Alzheimer's and eldercare field. With its current team, and execution of its Business Plan, the Company believes it has an opportunity to be a significant influencer and player in this product/service category on a world-wide scale at an important time for the Alzheimer's and dementia movement.

A more extensive discussion of WindowMirror's business and growth strategy can be found in its Business Plan, which is attached as Appendix A to this Memorandum. You should consider carefully this Memorandum, the Business Plan and the other Appendices hereto before deciding to invest in the Seed Round Preferred Stock Shares.

The securities offered by this Memorandum are speculative and involve a high degree of risk. Consider carefully the "Risk Factors" of this Memorandum.

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

THE SECURITIES OFFERED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THESE SECURITIES WILL ALSO BE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE COMPANY'S SHAREHOLDER AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY OTHER COMMUNICATION RELATING TO THE OFFERING AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN COUNSEL, ACCOUNTANT OR OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION OR TO ANY PERSON IN WHICH OR TO WHOM SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. ANY REPRODUCTION OF THIS MEMORANDUM IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY PLACE HIMSELF AND THE COMPANY IN VIOLATION OF FEDERAL AND STATE SECURITIES LAWS.

NO OFFERING LITERATURE OR ADVERTISING OF ANY FORM MAY BE EMPLOYED IN THE OFFERING EXCEPT FOR THIS MEMORANDUM AND SUPPLEMENTAL MATERIALS, IF ANY, WHICH ARE EXPRESSLY AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THIS MEMORANDUM CONTAINS A SUMMARY OF THE COMPANY'S SHAREHOLDER AGREEMENT. SUCH SUMMARY DOES NOT KNOWINGLY MISSTATE OR OMIT ANY MATE FACT. HOWEVER, SUCH SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE SHAREHOLDER AGR WHICH WILL BE SENT TO PROSPECTIVE INVESTORS PRIOR TO THE CLOSING OF AN INVESTOR'S PURCHASE OF SEED ROUND PREFERRED STOCK SHARES.

EACH INVESTOR MAY REVIEW SUCH DOCUMENTS, RECEIVE ANSWERS TO SUCH QUESTIONS AND OBTAIN SUCH ADDITIONAL INFORMATION RELATING TO THE COMPANY, THE COMPANY'S INITIAL INVESTMENTS AND THIS OFFERING AS SUCH INVESTOR DEEMS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS MEMORANDUM. SEE "ADDITIONAL INFORMATION."

THE SECURITIES BEING OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT FOR NON-PUBLIC OFFERINGS. THE COMPANY WILL OFFER THE UNITS TO A LIMITED NUMBER OF INVESTORS AND WILL SELL UNITS TO ACCREDITED INVESTORS ONLY. SEE "PLAN OF DISTRIBUTION."

WINDORMIRROR INC.

Summary of TERMS

"WindowMirror Inc." (the "Company"), an Illinois Corporation, is offering up to Fifty Thousand (50,000) shares of its Preferred Seed Round Stock representing approximately Four Percent (4%) of its total outstanding equity, at a price of $2 per share for a total capital raise of $100,000. The Company is offering the stock only to certain qualified individuals and entities (each an "Investor" and collectively, the "Investors"). This section summarizes the principal terms with respect to the offering of stock (the "Offering"). The terms of the Offering and rights and preferences related to the Shares are reflected in the Company's Amended Articles of Incorporation (the "Articles"), subject to the Company Bylaws and the Shareholder Agreement which each Investor will be a party as a "shareholder" of the Company. Each Investor will receive a copy of the Shareholder Agreement prior to the closing of such Investor's purchase of the stock and such closing will be conditioned on the Investor's execution of the Shareholder Agreement, Subscription Agreement and Investor Qualification Questionnaire.

GENERAL TERMS OF THE OFFERING

This information below summarizes the principal terms proposed by WindowMirror Inc., an Illinois corporation (the "**Company**"), with respect to a private offering of its Seed Round – Preferred Stock.

Capitalization

Set forth below is the Company's projected fully diluted capitalization, as adjusted to reflect the sale of all shares of Seed Round preferred stock proposed to be offered in this financing:

Proposed Private Offering

The Company proposes a private offering of shares of Seed Round preferred stock to "accredited" and "non-accredited" investors on the following terms:

Number of Seed Round Shares Offered: Up to 50,000 shares.

Price Per Seed Round Share: Two Dollars ($2) per Share (the "Original Purchase Price"). The Original Purchase Price represents a post-money valuation of $3,00,000.

Total Amount of Offering: Up to $100,000, but not less than $10,000.

Conversion: The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Seed Round shall be automatically converted into Common Stock (i) if the holders of at least a majority of the outstanding Seed Round consent to such conversion or (ii) upon the closing of additional equity investments of more than $3,000,000 (a "Qualified Financing").

Board of Directors: The size of the Company's Board of Directors shall be set at five (5) with a current composition of three (3) directors. The Board is currently being comprised of Sean Fahey, Chris Kerzich, and Joe Marcello as representatives of the Common Stock.

Conversion Price Adjustments: The conversion price of the Preferred Stock shall be subject to broad-based weighted average anti-dilution protection (with customary exceptions) to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

Protective Provisions: Without waiving any other voting rights, the consent of holders of at least a majority of the Seed Round shall be required for any amendment to the Company's Articles of Incorporation which adversely affects the rights, preferences or privileges of the Seed Round.

Investor Rights: Upon the closing of an additional financing round pursuant to which the company grants customary investors rights, the holders of Seed Round shares shall be made parties to any investors rights agreement (or similar agreement providing for information, voting, registration, preemptive or similar rights); provided that, each Seed Round Holder must execute such agreement and be subject to the terms of such agreement in the same manner as other investors and such right shall terminate following the company's closing of additional equity investments of more than $3,000,000 (a "Qualified Financing")

Information Rights: The Company shall provide in a reasonable timeframe to provide each Investor with annual financial statements.

Right of First Refusal: Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued to employees, officers and directors of the Company, securities issued pursuant to a merger or acquisition, securities issued in connection with an equipment leasing or debt financing, securities issued pursuant to a registration statement, or securities issued in connection with strategic transactions) to purchase their pro rata portion of such shares. Each Investor's pro rata portion shall be calculated by dividing the outstanding shares of Seed Round held by such investor by the total number of shares outstanding on a fully-diluted basis. Such right of first refusal will terminate upon a Qualified IPO or upon an acquisition, merger or consolidation of the Company and may be waived, modified or terminated on behalf of all Investors by a majority in interest of the Investors. Such right may be terminated, waived or modified in any manner by a majority of the Seed Round Preferred and shall terminate following a Qualified Financing.

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Expenses: Each party shall pay their own fees and expenses.

The investment shall be made pursuant to a subscription agreement and other documentation reasonably acceptable to the Company and the Investors. The term sheet is not legally binding on any parties and is subject to the satisfactory completion of due diligence and the execution of mutually agreed upon definitive documents.

ADDITIONAL INFORMATION

WindowMirror will undertake to make available to each Investor, during the course of this Offering and prior to the sale, the opportunity to ask questions of, and receive answers from Window Mirror concerning the terms and conditions of this offering and to obtain any appropriate additional information necessary to verify the accuracy of the information contained in this Memorandum (and the Appendices hereto) or for any other purpose relevant to a prospective investment in the Seed Round Preferred Stock Shares offered hereby.

All communications or inquiries relating to these materials should be directed as follows:

WindowMirror Inc.
5440 W. Berteau, Suite 1
Chicago, Illinois 60641
312-342-0372

E-Mail: sfahey@windowmirror.org

Attn: Sean Fahey

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Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: WindowMirror is managed by its President/CEO Sean P. Fahey, who shall be the sole employee of the Company for the current calendar year. Pursuant to the Company's Bylaws, voting Shareholders are entitled to elect members of the Board of Directors (who currently is Sean Fahey, Joe Marcello and Christopher Kerzich). In addition, the Company currently has five (5) professionals on the Board of Advisors (see Business Plan) who provide guidance on Mr. Fahey's management of the Company. Sean Fahey, will have primary control over all development matters. Except for limited protective provisions in the Shareholder Agreement or as otherwise required by applicable law, the Seed Round Preferred Stock Shares that will be issued in the Offering will not have any voting rights, and therefore not participation in selection of Directors other than as set forth in the Summary of Terms herein. The members of the Board of Directors are authorized by the Bylaws of the Company with exclusive authority to direct the Officers of the Company, namely Sean Fahey, to manage the Company's day-to-day operations. Accordingly, holders of the Seed Round Preferred Stock Shares will have no right or power to take part in the management or control of the Company's day-to-day business, and will not have any right to remove or replace the members of the Board of Directors. Please see "Summary of Terms" for additional details. Sean Fahey serves as WindowMirror's Chief Executive Officer and upon closing of the Funding will receive a salary of $84,000/year. Consultants working on the team, advisors, and freelance developers are paid through the services agreement between the Company and each contracted employee. These expenditures are set forth in the Use of Proceeds statement. Expenditures are set forth in the Use of Proceeds statement. Travel and Entertainment are allocated at $36,000.00 and $11,000.00 respectively with immediate plans to attend the Healthcare City Incubator in Lisbon Portugal for simultaneous growth in the U.S. and E.U. markets. WindowMirror will pay Prometheus Capital LLC, 7% of total raise amount, with no interest, for support and services rendered. WindowMirror will pay Tom Canepa, lawyer, 6% of total raise amount, with no interest, for legal services rendered.

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Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Presenting WindowMirror

Transcript

0:00window mirrors butterfly is a

0:02person-centered dementia friendly and

0:04capable mobile experience built on a

0:07conversational US main use case the

0:09hands-free always listening voice

0:11command driven speech-to-text experience

0:13where a person living with dementia can

0:15save and share their thoughts memories

0:16stories ideas and feelings with the

0:18closest loved one and that same use case

0:21can be used by professional caregivers

0:23to take dictation and the palliative

0:26care data and clinical data are both

0:29beneficial to health care providers

0:31insurance providers and primary care

0:33physicians to help track dimension

0:35progression by building for people

0:37living with dementia we're making an

0:38experience that you use for everyone and

0:41we're filling the need for Alzheimer's

0:43patients to leave a legacy for their

0:45loved ones people with Alzheimer's live

0:48in the present their present minded

0:50problem solvers when they have those

0:52moments of lucidity those opportunities

0:54to capture insights and possibilities

0:57they try we want to hack into the

1:00possibility for people living with

1:02dementia to be present minded problems

1:04fathers and we want to make it so they

1:05don't have to search for a pan because

1:07as soon as they do that soon as they

1:09walk away from that moment of insight

1:10they could lose it but if you give them

1:13the opportunity to capture it right when

1:16the mood strikes right when the feeling

1:18there right when the song inspires the

1:20thought when we've done something really

1:22special

1:23we want window mirror to help an

1:25individual improve their quality of life

1:27and by doing to improve the quality of

1:29life of everyone around them

1:30widow-makers butterflies going to be a

1:33free download for anyone living with

1:34dementia and their caregivers and

1:36carries a big deal

1:37the cost of care to our country alone is

1:40over 220 six billion dollars a year if

1:43global dementia care were a country it

1:45would be the 18th largest economy in the

1:47world with annual cost exceeding the

1:50market values of companies like Apple

1:53and Google and our monetization model is

1:55going to be built around a deluxe

1:56version that will be subscription

1:58service we want window mirrors butterfly

2:01to be the first palliative care data

2:03aggregator

2:05to leverage our backend for sentiment

2:07analysis family members and caregivers

2:08might see their story share experience

2:11show up on their facebook wall or

2:13twitter feed and eventually want to wrap

2:15into collaborative ecosystem with some

2:17of the other virtual assistants like

2:19Amazon echo google home and others

2:22this is a unique opportunity for anyone

2:23who's passionate about helping are

2:25making a difference in the dementia care

2:27space to become a stakeholder in the

2:29windermere butterfly during so thanks

2:33for taking time to look at our start

2:34engine equity crowdfunding campaign page

2:36i encourage you to read through learn

2:39about our board look at our monetization

2:41model look at our numbers are profit

2:45model and if this feels like a valuable

2:47investment for you help be a part of our

2:50journey invest and let's make a

2:53difference for the 48 million people

2:54worldwide living with dementia

2:56thanks so much

2:59[Music]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.